NEWS RELEASE

ELD No. 09-21

TSX: ELD   NYSE-A: EGO

September 11, 2009

Kisladag Drilling Extends Ore Grade Gold Mineralization at Depth

VANCOUVER, B.C. – Norm S. Pitcher, Chief Operating Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce results from our exploration program at the Kisladag Mine in Turkey.  The 13 diamond drill hole program focused on testing the extent of higher grade gold mineralization below the current pit design limits and evaluating potential for deep mineralization in the eastern portion of the deposit.  Drilling of the final hole will finish later this month.

Results from the first 11 drill holes are shown in Table 1 and illustrated in plan view and an E-W cross section in Figures 1 and 2.  Calculated intervals generally used a 0.5 g/t gold cut off (note that the assayed intervals represent approximately true widths).

Table 1: KISLADAG  DRILL  RESULTS

Hole ID	From (m)	To (m)	Interval (m)	Gold Grade (g/t)	Comment
GC - 351	330.0	380.0	50.0	0.65
	615.0	1017.5	402.5	0.50	deepest interval drilled on deposit
GC - 352	140.0	340.0	200.0	0.65	within pit design
	340.0	482.5	142.5	0.77	outside pit design
GC - 353	187.5	447.5	260.0	1.09	within pit design
	447.5	675.0	227.5	0.66	outside pit design
GC - 354	210.0	225.0	15.0	0.84	within pit design
	225.0	255.0	30.0	0.76	outside pit design
	383.5	432.5	49.0	0.65	outside pit design
GC - 355	507.5	617.5	110.0	1.36	outside pit design
GC - 357	520.0	667.5	147.5	0.66	outside pit design
	712.5	745.0	32.5	0.60	outside pit design
GC - 358	437.5	465.0	27.5	0.72	outside pit design
	520.0	607.5	87.5	0.63	outside pit design
	665.0	722.0	57.0	0.69	outside pit design
GC - 359	no significant results
GC - 360	360.0	460.0	100.0	0.71	within pit design
	460.0	545.0	85.0	2.02	outside pit design
GC - 361	400.0 500.0 760.0	500.0 745.0 817.5	100.0 245.0 57.5	0.64 0.92 0.64	outside pit design outside pit design outside pit design
GC - 362	500.0	547.5	47.5	0.90	outside pit design

The results demonstrate continuous gold mineralization to over 1000m below surface illustrating the strength of the overall Kisladag gold porphyry mineralized system.  Of particular note is the extension of the + 1 g/t gold zone in the central to southern portions of the deposit.  The new results will be incorporated into an updated mineral resource and mineral reserve estimate later in the year.

Norm S. Pitcher commented “These strong results continue to confirm Kisladag as a world class gold deposit and add support to our earlier stated intentions to take advantage of opportunities to effectively increase annual production.”

Stephen Juras, Ph.D., P.Geo., Director, Technical Services is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility at Vancouver, Canada.  Analysis for gold is done on sawn half core samples using fire assay methods.  Standard reference materials, blank and field duplicate samples were inserted prior to shipment from site to monitor the quality control of the assay data.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, Turkey and surrounding regions. We remain one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Norm S. Pitcher”

Norm S. Pitcher

Chief Operating Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Such forward-looking statements or information include, but are not limited to statements or information with respect to the transaction.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the number of shares issued is subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Norm S. Pitcher, Chief Operating Officer

Eldorado Gold Corporation

Phone: 604.601-4018 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687-4026

Vancouver, BC V6C 2B5

Request for information packages: info@eldoradogold.com

 Web site: www.eldoradogold.com

Figure 1: Kişladağ Plan Showing 2009 Drill Holes

eldoradogold

N
W
E
S
GC-362
GC-363
GC-352
GC-353
GC-354
GC-351
GC-364
GC-359
GC-358
GC-357
GC-360
GC-355
GC-361
Designed Pit
Current Pit
A
B
Section Line For Figure 2
-50
0
50
100
150
(m)

Figure 2: Kişladağ Section Showing 2009 Drill Holes, Southern Area eldorado gold

A
B
Current Pit
1000
1000
Design Pit
2008 +1 g/t Shell
Limit of Known 2008
Gold Mineralization
800
800
Volcanics
Volcanics
Intrusion 2A
GC-359
600
600
Schist
GC-360
GC-355
GC-361
GC-357
GC-358
400
400
200
Intrusion 1
GC-364
GC-351
Legend
Existing Holes
2009 Drilled Holes
Mineralized Intercept Below Design Pit
2009 Holes Assays Pending
-50
0
50
100
m